SCHEDULE A

TO THE DISTRIBUTUION PLAN

FOR JPMORGAN INSURANCE TRUST

(Amended as of April 25, 2009)

Portfolio	Share Class	Distribution Fee (annual rate expressed as a percentage of the average daily net assets of each Class of Shares)
JPMorgan Insurance Trust Core Bond Portfolio	2	0.25%
JPMorgan Insurance Trust Diversified Mid Cap Growth Portfolio	2	0.25%
JPMorgan Insurance Trust International Equity Portfolio	2	0.25%
JPMorgan Insurance Trust Intrepid Growth Portfolio	2	0.25%
JPMorgan Insurance Trust Intrepid Mid Cap Portfolio	2	0.25%
JPMorgan Insurance Trust Small Cap Core Portfolio	2	0.25%
JPMorgan Insurance Trust U.S. Equity Portfolio	2	0.25%